

June 12, 2012

Via Facsimile
Mr. Michael K. Simon
President and Chief Executive Officer
LogMeIn, Inc.
500 Unicorn Park Drive
Woburn, Massachusetts 01801

      Re: LogMeIn, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 24, 2012
              File No. 001-34391

Dear Mr. Simon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Part I

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 51

1.   We note your disclosure on page 52 which indicates that you recognize the entire consideration associated with your multiple element arrangements ratably over the term of the related agreement or the customer life. Please provide additional details regarding

the types of arrangements that result in recognition over the customer life rather than the term of the agreement and how you estimate customer life.

Part III. Information Incorporated By Reference to Schedule 14A Filed April 13, 2012

Executive Compensation

Equity Incentive Awards, page 34

2.   In your response, please provide us with more detailed information regarding the factors considered by the board and compensation committee in awarding options to your named executive officers in fiscal year 2011. Given the wide range of, and significant increases in, option awards, an individualized discussion of the material factors considered and how those factors affected the size of the award for each NEO is warranted. In particular, please clarify and quantify your references to "overall company performance" in 2010 and to "prior option grants [that] had already vested." In addition, please tell us what you mean by "peer group benchmarking data and current market practices."

Summary Compensation Table, page 37

3.   Please explain to us why the amounts in the "Option Awards" column in your summary compensation table are inconsistent with, and less than, the figures included in the "Grant Date Fair Value of Option Awards ($)" column in your grants of plan-based awards table on page 38. Also, please clarify whether the option awards included in your summary compensation table and director compensation table on page 12 are listed at the aggregate grant date fair value, as awarded in 2011, and computed in accordance with FASB ASC Topic 718. See Items 402(c)(2)(v) and 402(k)(2)(iv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Michael K. Simon
LogMeIn, Inc.
June 12, 2012
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief